UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40847

MELI Kaszek Pioneer Corp

(Exact name of registrant as specified in its charter)

78 SW 7th Street

Individual Office No. 07-156

Miami, Florida 33130

(+598) 2927-2770

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A ordinary shares, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Holders of Class A ordinary shares, par value $0.0001 per share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, MELI Kaszek Pioneer Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MELI KASZEK PIONEER CORP

Date: June 26, 2023	By:	/s/ Angel Uribe
	Name:	Angel Uribe
	Title:	Chief Investment Officer